UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

00635P 10 7

(CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Origen Capital Fund, L.P. – IRS # 85-0458133

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Lighthouse Capital Fund, L.P. – IRS # 06-1534768

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD II Regional Partners, Inc. – IRS # 06-1534765

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) CO

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Capital Focus III, L.P. – IRS # 06-1621801

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Capital Focus II, L.P. – IRS # 06-1519912

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Partners II, L.L.C. – IRS # 06-1519911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Partners III, L.L.C. – IRS # 06-1621800

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,033,752 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,033,752 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,752 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.94% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joan P. Neuscheler - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,194 (2)

	6.	Shared Voting Power 1,033,752 (3)

	7.	Sole Dispositive Power 15,194 (2)

	8.	Shared Dispositive Power 1,033,752 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,946 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.98% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 2,250 shares of common stock held indirectly by Ms. Neuscheler’s three children in Custodial Accounts (divided equally among the three Custodial Accounts); and (ii) 12,944 shares of common stock held directly by Joan P. Neuscheler.

(3)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James L. L. Tullis - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,135 (2)

	6.	Shared Voting Power 1,033,752 (3)

	7.	Sole Dispositive Power 53,135 (2)

	8.	Shared Dispositive Power 1,033,752 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,887 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.09% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes 53,135 shares of common stock held directly by James L. L. Tullis and his wife.

(3)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas P. Dickerson - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,913 (2)

	6.	Shared Voting Power 1,033,752 (3)

	7.	Sole Dispositive Power 8,913 (2)

	8.	Shared Dispositive Power 1,033,752 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,665 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.96% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G

(2)  Includes (i) 3,606 shares of common stock held indirectly by Mr. Dickerson’s children and (ii) 5,307 shares of common stock held directly by Thomas P. Dickerson.

(3)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyle A. Hohnke - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Alabama, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,079 (2)

	6.	Shared Voting Power 1,033,752 (3)

	7.	Sole Dispositive Power 11,079 (2)

	8.	Shared Dispositive Power 1,033,752 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,044,831 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.97% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes 11,079 shares of common stock held directly by Lyle A. Hohnke.

(3)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 00635P 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy M. Buono - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,645 (2)

	6.	Shared Voting Power 1,033,752 (3)

	7.	Sole Dispositive Power 2,645 (2)

	8.	Shared Dispositive Power 1,033,752 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,397 (2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.95% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule is filed by TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C.,  Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 600 shares of common stock held indirectly by Mr. Buono’s children and (ii) 2,045 shares of common stock held directly by Timothy M. Buono.

(3)  Includes: (i) 80,367 shares of common stock held by TD Origen Capital Fund, L.P.; (ii) 333,123 shares of common stock held by TD Lighthouse Capital Fund, L.P.; (iii) 584,714 shares of common stock held by Tullis-Dickerson Capital Focus III, L.P.;  (iv) 23,880 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P.; (v) 1,216 shares of common stock held by Tullis-Dickerson Partners II, L.L.C.; (vi) 2,452 restricted units held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., that vest in full on the first annual stockholders' meeting following the date of grant, or earlier in the case of certain terminations or change in control events; and (vii) options to acquire 8,000 shares of common stock held directly by Joan P. Neuscheler for the benefit of TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus III, L.P., of which 4,000 shares are fully vested and 4,000 shares will fully vest at the first annual stockholders’ meeting following the date of grant or earlier in the case of certain terminations or change in control events.  Upon vesting, the restricted stock units will automatically convert into deferred stock units, which will not be converted into common stock until six months following Ms. Neuscheler’s termination of board service.  TD II Regional Partners, Inc. is the sole general partner of TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners III, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus III, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P. Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono share voting and/or dispositive power over all such shares.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)  Based on 35,177,206 shares of Common Stock, par value $0.01 per share, outstanding on November 13, 2006, set forth in the Issuer’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2006.

Introductory Note: This Statement on Schedule 13G is filed on behalf of TD Origen Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Origen”), TD Lighthouse Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Lighthouse”), TD II Regional Partners, Inc., a corporation incorporated under the laws of the State of Delaware (“Regional Partners”), Tullis-Dickerson Capital Focus II, L.P. a limited partnership organized under the laws of the state of Delaware (“Capital Focus II”), Tullis-Dickerson Partners II, L.L.C., a limited liability company organized under the laws of the state of Delaware (“Partners II”), Tullis-Dickerson Capital Focus III, L.P., a limited partnership organized under the laws of the State of Delaware (“Capital Focus III”), Tullis-Dickerson Partners III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“Partners III”),  Joan P. Neuscheler (“Neuscheler”), James L. L. Tullis (“Tullis”), Thomas P. Dickerson (“Dickerson”), Lyle A. Hohnke (“Hohnke”) and Timothy M. Buono (“Buono,” and collectively with Origen, Lighthouse, Regional Partners, Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson, and Hohnke, the “Tullis-Dickerson Entities”) in respect of shares of Common Stock of Adams Respiratory Therapeutics, Inc.

Item 1.
	(a)	Name of Issuer Adams Respiratory Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 425 Main Street Chester, New Jersey 07930

Item 2.
(a)

Name of Person Filing
TD Origen Capital Fund, L.P.

TD Lighthouse Capital Fund, L.P.

TD II Regional Partners, Inc.

Tullis-Dickerson Capital Focus III, L.P.

Tullis-Dickerson Partners III, L.L.C.

Tullis-Dickerson Capital Focus II, L.P.

Tullis-Dickerson Partners II, L.L.C.

Joan P. Neuscheler

James L. L. Tullis

Thomas P. Dickerson

Lyle A. Hohnke

Timothy M. Buono

	(b)	Address of Principal Business Office or, if none, Residence 2 Greenwich Plaza, 4th Floor Greenwich, Connecticut 06830
(c)

Citizenship
Each of Origen, Lighthouse, Capital Focus II and Capital Focus III are limited partnerships organized in the State of Delaware.  Regional Partners is a corporation incorporated in the State of Delaware.  Partners II and Partners III are limited liability companies organized in the State of Delaware.  Each of Tullis, Neuscheler, and Buono are individuals residing in the State of Connecticut, Dickerson is an individual residing in the State of New York, and Hohnke is an individual residing in the State of Alabama.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 00635P 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Tullis-Dickerson Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
TD Origen Capital Fund, L.P.	80,367	0	1,033,752	0	1,033,752	1,033,752	2.94%
TD Lighthouse Capital Fund, L.P.	333,123	0	1,033,752	0	1,033,752	1,033,752	2.94%
TD II Regional Partners, Inc.	0	0	1,033,752	0	1,033,752	1,033,752	2.94%
Tullis-Dickerson Capital Focus III, L.P.	584,714	0	1,033,752	0	1,033,752	1,033,752	2.94%
Tullis-Dickerson Partners III, L.L.C.	0	0	1,033,752	0	1,033,752	1,033,752	2.94%
Tullis-Dickerson Capital Focus II, L.P.	23,880	0	1,033,752	0	1,033,752	1,033,752	2.94%
Tullis-Dickerson Partners II, L.L.C.	1,216	0	1,033,752	0	1,033,752	1,033,752	2.94%
Joan P. Neuscheler	25,646	15,194	1,033,752	15,194	1,033,752	1,048,946	2.98%
James L. L. Tullis	53,135	53,135	1,033,752	53,135	1,033,752	1,086,887	3.09%
Thomas P. Dickerson	8,913	8,913	1,033,752	8,913	1,033,752	1,042,665	2.96%
Lyle A. Hohnke	11,079	11,079	1,033,752	11,079	1,033,752	1,044,831	2.97%
Timothy M. Buono	2,645	2,645	1,033,752	2,645	1,033,752	1,036,397	2.95%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2007		TD ORIGEN CAPITAL FUND, L.P.

		BY:	TD II REGIONAL PARTNERS, INC.,
		ITS:	GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 13, 2007		TD LIGHTHOUSE CAPITAL FUND, L.P.

		BY:	TD II REGIONAL PARTNERS, INC.,
		ITS:	GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 13, 2007		TD II REGIONAL PARTNERS, INC.

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 13, 2007		TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

		BY:	TULLIS DICKERSON PARTNERS III, L.L.C.,
		ITS:	GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 13, 2007		TULLIS-DICKERSON PARTNERS III, L.L.C.

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 13, 2007		TULLIS-DICKERSON CAPITAL FOCUS II, L.P.

		BY:	TULLIS DICKERSON PARTNERS II, L.L.C.,
		ITS:	GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 13, 2007		TULLIS-DICKERSON PARTNERS II, L.L.C.

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 13, 2007	By:	/s/ Joan P. Neuscheler
JOAN P. NEUSCHELER

February 13, 2007	By:	/s/ James L. L. Tullis
JAMES L. L. TULLIS

February 13, 2007	By:	/s/ Thomas P. Dickerson
THOMAS P. DICKERSON

February 13, 2007	By:	/s/ Lyle A. Hohnke
LYLE A. HOHNKE

February 13, 2007	By:	/s/ Timothy M. Buono
TIMOTHY M. BUONO

EXHIBIT INDEX

Exhibit No.

99.1

Agreement pursuant to Rule 13d-1(k)(1) among TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus III, L.P., Tullis-Dickerson Partners III, L.L.C., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono.